Exhibit 99.1

VNET Welcomes New Executive Director to Board

BEIJING, January 10, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that its board of directors (the “Board”) has appointed Mr. Jianbiao Zhu as an executive director of the Company to serve as the co-chairman of the Board alongside Mr. Josh Sheng Chen, effective January 10, 2024.

Mr. Zhu brings extensive experience in private equity and secondary market investments as well as financial management to VNET’s Board. He currently serves as an executive director, the vice chairman of the board of directors, the chairman of the strategic development committee, a member of the executive committee and the chief executive officer of Shandong High-Speed Holdings Group Limited (00412.HK). Moreover, Mr. Zhu has been an independent non-executive director of Beijing Energy International Holding Co., Ltd. (00686.HK) since June 2021, and a responsible officer of Sunfine Asset Management (Hong Kong) Limited since August 2019. Mr. Zhu is a co-founder of Longfine Capital Management Co., Ltd. and Sunfine Asset Management (Hong Kong) Limited and served as both companies’ chief executive officer from February 2018 to May 2021. From November 2012 to March 2017, he held various positions with CITIC Private Equity Funds Management Co., Ltd., including chief operating officer, investment decision committee member and investment management committee member. Prior to that, Mr. Zhu was the executive deputy general manager and the chairman of the investment decision committee for Changsheng Fund Management Co., Ltd., chief inspector and director of the research and development department for Golden Eagle Asset Management Co., Ltd., and a lecturer on the Faculty of Investment and Finance of Guangdong University of Finance and Economics. Mr. Zhu holds a bachelor’s degree in economics from Jiangxi University of Finance and Economics and master’s and doctorate degrees in finance from Jinan University.

Mr. Josh Sheng Chen, Founder and executive Co-Chairman of VNET, stated, “On behalf of VNET, I am pleased to welcome Mr. Zhu as co-chairman of the Board. Mr. Zhu’s deep expertise in corporate strategies and capital markets will diversify and strengthen our Board and add value to the Company as a whole. We are confident that our expanded Board will continue to skillfully guide the Company as we pursue high-quality growth and create value for all our stakeholders.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com